May 23, 2023

VIA EDGAR

Ms. Alicia Wall

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NaaS Technology Inc. (CIK No. 0001712178)
Registration Statement on Form F-1 (File No. 333-271536)

Dear Ms. Wall:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, NaaS Technology Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:30 p.m., Eastern Time on May 24, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

NaaS Technology Inc.

By:	/s/ Yang Wang
Name:	Yang Wang
Title:	Director and Chief Executive Officer